
August 31, 2020

Andrés Ocampo
Chief Financial Officer
GeoPark Limited
Nuestra Señora de los Ángeles 179
Las Condes, Santiago, Chile

      Re: GeoPark Limited
          Form 20-F for the Fiscal Year Ended December 31, 2019
          Filed April 1, 2020
          File No. 001-36298

Dear Mr. Ocampo:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2019

Information on the Company
Business Overview
Proved Undeveloped Reserves, page 72

1.   The footnote disclosure provided on page 69 appears to indicate that you do not plan to convert approximately 13% of the proved undeveloped reserves disclosed as of December 31, 2019 to developed status within five years of the initial disclosure of these reserves. Expand the discussion relating to your proved undeveloped reserves to include an explanation of the reason(s) why material amounts of proved undeveloped reserves in individual fields or countries remain undeveloped for five or more years after disclosure as proved reserves. Refer to Item 1203(d) of Regulation S-K and the answer to question 131.03 in the Compliance and Disclosure Interpretations (C&DIs), respectively.

Drilling Activities, page 74

2.   The disclosure relating to your exploratory and development drilling activities appears to indicate that the figures are limited to the wells you drilled as the operator. Revise your disclosure to present all of the wells drilled, including wells drilled by operators other than you, during the last three fiscal years by geographical area. Refer to the disclosure requirements in Item 1205 of Regulation S-K.

Present Activities, page 76

3.   Expand the discussion of your present activities to include the number of gross and net wells in the process of being drilled, completed, or waiting on completion by geographical area at fiscal yearend. Refer to the disclosure requirements in Item 1206 of Regulation S-K.

Notes to Consolidated Financial Statements
Note 39 Supplemental Information on Oil and Gas Activities (Unaudited)
Estimated Oil and Gas Reserves, page F-69

4.   Expand the tabular disclosure of proved reserves on page F-69 to additionally provide the net quantities by product type of proved developed and proved undeveloped reserves for the initial period in the reserves reconciliation, e.g. at December 31, 2016. Refer to the disclosure requirements in FASB ASC 932-235-50-4 and Item 302(b) of Regulation S-K.

5.   The change in the total net quantities of proved reserves attributed to extensions and discoveries appears to be significantly greater than the corresponding change in the net quantities of proved undeveloped reserves for the last two fiscal years presented, e.g. differences between the comparable figures on a barrels of oil equivalent basis of approximately 26% and 10% for the periods ending December 31, 2019 and 2018, respectively. Expand the discussion of the changes in your total proved reserves attributed to extensions and discoveries to explain the reason(s) for these differences. Refer to FASB ASC 932-235-50-5.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the comments. Please contact Brad Skinner, Office Chief, at (202) 551-3489 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Maurice Blanco, Esq.